Exhibit 99.1
Huntington Bancshares Incorporated
Condensed Consolidated Balance Sheets
(Unaudited)

	2009	2008
(in thousands, except number of shares)	March 31,	December 31,	March 31,

Assets
Cash and due from banks	$2,272,831	$806,693	$1,242,422
Federal funds sold and securities purchased under resale agreements	—	37,975	1,038,820
Interest bearing deposits in banks	382,755	292,561	253,221
Trading account securities	83,554	88,677	1,246,877
Loans held for sale	481,447	390,438	632,266
Investment securities	4,908,332	4,384,457	4,313,006
Loans and leases	39,548,364	41,092,165	41,014,219
Allowance for loan and lease losses	(838,549)	(900,227)	(627,615)

Net loans and leases	38,709,815	40,191,938	40,386,604

Bank owned life insurance	1,376,996	1,364,466	1,327,031
Premises and equipment	517,130	519,500	544,718
Goodwill	452,110	3,054,985	3,047,407
Other intangible assets	339,572	356,703	409,055
Accrued income and other assets	2,177,583	2,864,466	1,610,542

Total Assets	$51,702,125	$54,352,859	$56,051,969

Liabilities and Shareholders’ Equity
Liabilities
Deposits	$39,070,273	$37,943,286	$38,116,341
Short-term borrowings	1,055,247	1,309,157	3,336,738
Federal Home Loan Bank advances	957,953	2,588,976	3,684,193
Other long-term debt	2,734,446	2,331,632	1,907,881
Subordinated notes	1,905,383	1,950,097	1,930,183
Accrued expenses and other liabilities	1,164,087	1,000,805	1,168,034

Total Liabilities	46,887,389	47,123,953	50,143,370

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares —
5.00% Series B Non-voting, Cumulative Preferred Stock, par value of $0.01 and liquidation value per share of $1,000; 1,398,071 shares issued and outstanding	1,312,875	1,308,667	—

8.50% Series A Non-cumulative Perpetual Convertible Preferred Stock, par value and liquidiation value per share of $1,000; issued 569,000 shares; outstanding 454,891 and 569,000 shares, respectively	454,891	569,000	—
Common stock —
Par value of $0.01 and authorized 1,000,000,000 shares; issued 391,595,609, 366,972,250, and 367,007,244 shares, respectively; outstanding 390,681,633, 366,057,669, and 366,226,146 shares, respectively	3,916	3,670	3,670
Capital surplus	5,465,457	5,322,428	5,241,033
Less 913,976, 914,581 and 781,098 treasury shares at cost, respectively	(14,222)	(15,530)	(14,834)
Accumulated other comprehensive income (loss):
Unrealized losses on investment securities	(161,072)	(207,756)	(79,396)
Unrealized gains on cash flow hedging derivatives	43,580	44,638	4,307
Pension and other postretirement benefit adjustments	(162,097)	(163,575)	(47,128)
Retained (deficit) earnings	(2,128,592)	367,364	800,947

Total Shareholders’ Equity	4,814,736	7,228,906	5,908,599

Total Liabilities and Shareholders’ Equity	$51,702,125	$54,352,859	$56,051,969

See notes to unaudited condensed consolidated financial statements.

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2009	2008

Interest and fee income
Loans and leases
Taxable	$497,588	$658,470
Tax-exempt	1,098	1,736
Investment securities
Taxable	55,461	53,895
Tax-exempt	4,755	7,354
Other	11,055	31,956

Total interest income	569,957	753,411

Interest expense
Deposits	187,569	274,883
Short-term borrowings	681	19,156
Federal Home Loan Bank advances	6,234	33,720
Subordinated notes and other long-term debt	37,968	48,828

Total interest expense	232,452	376,587

Net interest income	337,505	376,824
Provision for credit losses	291,837	88,650

Net interest income after provision for credit losses	45,668	288,174

Service charges on deposit accounts	69,878	72,668
Brokerage and insurance income	39,948	36,560
Trust services	24,810	34,128
Electronic banking	22,482	20,741
Bank owned life insurance income	12,912	13,750
Automobile operating lease income	13,228	5,832
Mortgage banking income (loss)	35,418	(7,063)
Securities gains	2,067	1,429
Other income	18,359	57,707

Total noninterest income	239,102	235,752

Personnel costs	175,932	201,943
Outside data processing and other services	32,432	34,361
Net occupancy	29,188	33,243
Equipment	20,410	23,794
Amortization of intangibles	17,135	18,917
Professional services	18,253	9,090
Marketing	8,225	8,919
Automobile operating lease expense	10,931	4,506
Telecommunications	5,890	6,245
Printing and supplies	3,572	5,622
Goodwill impairment	2,602,713	—
Other expense	45,088	23,841

Total noninterest expense	2,969,769	370,481

(Loss) income before income taxes	(2,684,999)	153,445
(Benefit) provision for income taxes	(251,792)	26,377

Net (loss) income	$(2,433,207)	$127,068

Dividends declared on preferred shares	58,793	—

Net (loss) income applicable to common shares	$(2,492,000)	$127,068

Average common shares — basic	366,919	366,235
Average common shares — diluted	366,919	367,208

Per common share
Net income — basic	$(6.79)	$0.35
Net income — diluted	(6.79)	0.35
Cash dividends declared	0.010	0.265
See notes to unaudited condensed consolidated financial statements.

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

										Accumulated
	Preferred Stock									Other
	Series B		Series A		Common Stock		Capital	Treasury Stock		Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total

Three Months Ended March 31, 2008:
Balance, beginning of period	—	$—	—	—	367,001	$3,670	$5,237,783	(739)	$(14,391)	$(49,611)	$771,689	$5,949,140
Cumulative effect of change in accounting principle for fair value of assets and libilities, net of tax of ($803)											1,491	1,491
Cumulative effect of changing measurement date provisions for pension and post-retirement assets and obligations, net of tax of $4,324										(3,834)	(4,195)	(8,029)
Cumulative effect of change in accounting principle for noncontrolling interests											1,950	1,950

Balance, beginning of period — as adjusted	—	—	—	—	367,001	3,670	5,237,783	(739)	(14,391)	(53,445)	770,935	5,944,552
Comprehensive Income:
Net income											127,068	127,068
Unrealized net losses on investment securities arising during the period, net of reclassification (1) for net realized gains, net of tax of $37,930										(69,385)		(69,385)
Unrealized losses on cash flow hedging derivatives, net of tax of $132										(246)		(246)
Amortization included in net periodic benefit costs:
Net actuarial loss, net of tax of ($281)										522		522
Prior service costs, net of tax of ($84)										157		157
Transition obligation, net of tax of ($97)										180		180

Total comprehensive income												58,296

Cash dividends declared ($0.265 per share)											(97,062)	(97,062)
Recognition of the fair value of share-based compensation							3,654					3,654
Other share-based compensation activity					6	—	(219)				(64)	(283)
Other							(185)	(42)	(443)		70	(558)

Balance, end of period	—	$—			367,007	$3,670	$5,241,033	(781)	$(14,834)	$(122,217)	$800,947	$5,908,599

Three Months Ended March 31, 2009:
Balance, beginning of period	1,398	$1,308,667	569	$569,000	366,972	$3,670	$5,322,428	(915)	$(15,530)	$(326,693)	$365,599	$7,227,141
Cumulative effect of change in accounting principle for noncontrolling interests											1,765	1,765

Balance, beginning of period — as adjusted	1,398	1,308,667	569	569,000	366,972	3,670	5,322,428	(915)	(15,530)	(326,693)	367,364	7,228,906

Comprehensive Income:
Net loss											(2,433,207)	(2,433,207)
Unrealized net gains on investment securities arising during the period, net of reclassification (1) for net realized gains, net of tax of ($25,506)										46,684		46,684
Unrealized losses on cash flow hedging derivatives, net of tax of $581										(1,079)		(1,079)
Amortization included in net periodic benefit costs:
Net actuarial loss, net of tax of ($610)										1,134		1,134
Prior service costs, net of tax of ($88)										164		164
Transition obligation, net of tax of ($97)										180		180

Total comprehensive loss												(2,386,124)

Conversion of Preferred Series A stock			(114)	(114,109)	24,591	246	141,605				(27,742)	—
Amortization of discount		3,908									(3,908)	—
Cash dividends declared:												—
Common ($0.01 per share)											(3,593)	(3,593)
Preferred Series B ($12.50 per share)											(17,476)	(17,476)
Preferred Series A ($21.25 per share)											(9,667)	(9,667)
Recognition of the fair value of share-based compensation							2,823					2,823
Other share-based compensation activity					33	—	(255)				(58)	(313)
Other		300					(1,144)	1	1,308	21	(305)	180

Balance, end of period	1,398	$1,312,875	455	454,891	391,596	$3,916	$5,465,457	(914)	$(14,222)	$(279,589)	$(2,128,592)	$4,814,736

(1)	Reclassification adjustments represent net unrealized gains or losses as of December 31 of the prior year on investment securities that were sold during the current year. For the three months ended March 31, 2009 and 2008, the reclassification adjustments were $1,344, net of tax of ($723), and $929, net of tax of ($500), respectively.
See notes to unaudited condensed consolidated financial statements.

Huntington Bancshares Incorporated
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	March 31,
(in thousands)	2009	2008

Operating activities
Net (loss) income	$(2,433,207)	$127,068
Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activites:
Impairment of goodwill	2,602,713	—
Provision for credit losses	291,837	88,650
Depreciation and amortization	53,756	59,125
Change in current and deferred income taxes	(141,170)	135,936
Net proceeds from (purchases of) trading account securities	856,215	(214,132)
Originations of loans held for sale	(1,529,276)	(1,026,797)
Principal payments on and proceeds from loans held for sale	1,408,133	865,360
Other, net	(49,429)	(40,670)

Net cash provided by (used for) operating activities	1,059,572	(5,460)

Investing activities
Decrease (increase) in interest bearing deposits in banks	9,420	(51,512)
Proceeds from:
Maturities and calls of investment securities	130,943	108,541
Sales of investment securities	634,463	133,269
Purchases of investment securities	(743,264)	(162,087)
Net proceeds from sales of loans	949,398	—
Net loan and lease activity, excluding sales	(106,706)	(1,006,819)
Purchases of operating lease assets	(102)	(72,396)
Proceeds from sale of operating lease assets	1,637	10,639
Purchases of premises and equipment	(14,946)	(13,629)
Proceeds from sales of other real estate	5,959	13,315
Other, net	371	5,393

Net cash provided by (used for) investing activities	867,173	(1,035,286)

Financing activities
Increase in deposits	1,127,617	367,188
(Decrease) increase in short-term borrowings	(297,472)	536,335
Maturity/redemption of subordinated notes	(26,050)	(50,000)
Proceeds from Federal Home Loan Bank advances	201,083	602,771
Maturity/redemption of Federal Home Loan Bank advances	(1,832,219)	(2,261)
Proceeds from issuance of long-term debt	598,200	—
Maturity of long-term debt	(199,410)	(44,211)
Dividends paid on preferred stock	(29,761)	—
Dividends paid on common stock	(40,257)	(96,797)
Other, net	(313)	(283)

Net cash (used for) provided by financing activities	(498,582)	1,312,742

Increase in cash and cash equivalents	1,428,163	271,996
Cash and cash equivalents at beginning of period	844,668	2,009,246

Cash and cash equivalents at end of period	$2,272,831	$2,281,242

Supplemental disclosures:
Income taxes refunded	$110,622	$109,559
Interest paid	256,654	375,258
Non-cash activities
Common stock dividends accrued, paid in subsequent quarter	3,011	77,027
Preferred stock dividends accrued, paid in subsequent quarter	18,600	—
See notes to unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1 — Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of Huntington Bancshares Incorporated (Huntington or the Company) reflect all adjustments consisting of normal recurring accruals, which are, in the opinion of Management, necessary for a fair presentation of the consolidated financial position, the results of operations, and cash flows for the periods presented. These unaudited condensed consolidated financial statements have been prepared according to the rules and regulations of the Securities and Exchange Commission (SEC) and, therefore, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) have been omitted. The Notes to Consolidated Financial Statements appearing in Huntington’s 2008 Annual Report on Form 10-K (2008 Form 10-K), which include descriptions of significant accounting policies, as updated by the information contained in this report, should be read in conjunction with these interim financial statements.
Certain amounts in the prior-year’s financial statements have been reclassified to conform to the current period presentation.
For statement of cash flows purposes, cash and cash equivalents are defined as the sum of “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”
Note 2 — New Accounting Pronouncements
FASB Statement No. 141 (Revised 2008), Business Combinations (Statement No. 141R) — Statement No. 141R was issued in December 2007. The revised statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. Statement No. 141R required prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. The Franklin restructuring transaction described in Note 3 was accounted for under this standard.
FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (Statement No. 160) — Statement No. 160 was issued in December 2007. The Statement requires that noncontrolling interests in subsidiaries be initially measured at fair value and classified as a separate component of equity. The Statement is effective for fiscal years beginning on or after December 15, 2008. The adoption of this new Statement did not have a material impact on Huntington’s condensed consolidated financial statements.
FASB Statement No. 163, Accounting for Financial Guarantee Insurance Contracts —an interpretation of FASB Statement No. 60 (Statement No. 163) — Statement No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of this Statement did not have a material impact on the Huntington’s condensed consolidated financial statements.
FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FSP FAS 157-4 was issued in April 2009. The FSP reaffirms the exit price fair value measurement guidance in Statement No. 157 and also provides additional guidance for estimating fair value in accordance with Statement No. 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP is effective for interim reporting periods ending after June 15, 2009. Management is currently evaluating the impact that the FSP could have on the Company’s results of operations.

FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 were issued in April 2009. This FSP amends the other-than-temporary impairment (OTTI) guidance in US GAAP for debt securities and includes additional presentation and disclosure requirements for both debt and equity securities. This FSP is effective for interim reporting periods ending after June 15, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 would require an adjustment to retained earnings and other comprehensive income (OCI) in the period of adoption to reclassify non-credit related impairment to OCI for securities that the Company does not intend to sell (and will not more likely than not be required to sell). Management is currently evaluating the impact that the FSP could have on the Company’s results of operations.
FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 were issued in April 2009. The FSP requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP is effective for interim reporting periods ending after June 15, 2009.
FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132(R)-1). FSP FAS 132(R)-1 was issued in December 2008. This FSP requires additional disclosures about plan assets in an employer’s defined benefit pension and other postretirement plans. This FSP is effective for fiscal years ending after December 15, 2009.
Note 3 — Loans and Leases
Franklin Credit Management relationship
Franklin Credit Management Corporation (Franklin) is a specialty consumer finance company primarily engaged in servicing residential mortgage loans. Prior to March 31, 2009, Franklin owned a portfolio of loans secured by first and second liens on 1-4 family residential properties. At December 31, 2008, Huntington’s total loans outstanding to Franklin were $650.2 million, all of which were placed on nonaccrual status. Additionally, the specific ALLL for the Franklin portfolio was $130.0 million, resulting in a net exposure to Franklin at December 31, 2008 of $520.2 million.
On March 31, 2009, Huntington entered into a transaction with Franklin whereby a Huntington wholly-owned REIT subsidiary (REIT) exchanged a non controlling amount of certain equity interests for a 100% interest in Franklin Asset Merger Sub, LLC (Merger Sub), a wholly owned subsidiary of Franklin. This was accomplished by merging Merger Sub into a wholly-owned subsidiary of REIT. Merger Sub’s sole assets were two trust participation certificates evidencing 84% ownership rights in a trust (New Trust) which holds all the underlying consumer loans and OREO that were formerly collateral for the Franklin commercial loans. The equity interests provided to Franklin by REIT were pledged by Franklin as collateral for the Franklin commercial loans.
New Trust is a variable interest entity under FASB Interpretation No 46R, Consolidation of Variable Interest Entities (revised December 2003)- an interpretation of ARB No. 51 (FIN 46R), and, as a result of Huntington’s 84% participation certificates, New Trust was consolidated into Huntington’s financial results. As required by FIN 46R, the consolidation is treated as a business combination under Statement No. 141R with the fair value of the equity interests issued to Franklin representing the acquisition price. The assets of New Trust, which include first and second lien mortgage loans and OREO properties, were recorded at their fair values of $494 million and $80 million, respectively. AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), provides guidance for accounting for acquired loans, such as these, that have experienced a deterioration of credit quality at the time of acquisition for which it is probable that the investor will be unable to collect all contractually required payments.
Under SOP 03-3, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The difference between the contractually required payments at acquisition and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable discount. Subsequent decreases to the expected cash flows will generally result in a charge to the provision for credit losses and an increase to the allowance for loan and lease losses. Subsequent increases in cash flows result in reversal of any nonaccretable discount (or allowance for loan and lease losses to the extent any has been recorded) with a positive impact on interest income. The measurement of undiscounted cash flows involves assumptions and judgments for credit risk, interest rate risk, prepayment risk, default rates, loss severity, payment speeds, and collateral values. All of these factors are inherently subjective and significant changes in the cash flow estimates over the life of the loan can result.

The portfolio of first and second lien Franklin mortgage loans have been accounted for under SOP 03-3 in the 2009 first quarter. No allowance for credit losses related to these loans was recorded at the acquisition date. A $39.8 million difference between the fair value of the loans and the expected cash flows was recognized as an accretable discount that will be recognized over the contractual term of the loans. A $1.1 billion difference between the unpaid principal balance of the loans and the expected cash flows was recognized as a nonaccretable discount. Any future increases to expected cash flows will be recognized as a yield adjustment over the remaining term of the respective loan. Any future decreases to expected cash flows will be recognized through an additional allowance for credit losses.
The fair values of the acquired mortgage loans and OREO assets were based upon a market participant model and calculated in accordance with FASB Statement No. 157, Fair Value Measurements (Statement No. 157). Under this market participant model, expected cash flows for 1st lien mortgages were calculated based upon the net expected foreclosure proceeds of the collateral underlying each mortgage loan. Updated appraisals or other indicators of value provided the basis for estimating cash flows. Sales proceeds from the underlying collateral were estimated to be received over a one to three year period, depending on the delinquency status of the loan. Expected proceeds were reduced assuming housing price depreciation of 18%, 12%, and 0% over each year of the next three years of expected collections, respectively. Interest cash flows were estimated to be received for a limited time on each portfolio. The resulting cash flows were discounted at an 18% rate of return. Limited value was assigned to all second lien mortgages because, after considering the house price depreciation rates above, little if any proceeds would be realized.
The consolidation of New Trust resulted in the recording of a $95.8 million liability, representing the 16% of New Trust certificates not acquired by Huntington. These certificates were retained by Franklin.
In accordance with Statement No. 141R, Huntington has recorded a net deferred tax asset of $159.9 million related to the difference between the tax basis and the book basis in the acquired assets. Because the acquisition price, represented by the equity interests in the Huntington wholly-owned subsidiary, was equal to the fair value of the 84% interest in the New Trust participant certificate, no goodwill was created from the transaction. The recording of the net deferred tax asset was a bargain purchase under Statement No. 141R, and was recorded as tax benefit in the current period.
Subsequent to the transaction, $127 million of the acquired current mortgage loans accrue interest while $366 million were on nonaccrual. Management has concluded that it cannot reliably estimate the timing of collection of cash flows for delinquent first and second lien mortgages, because the majority of the expected cash flows for the delinquent portfolio will result from the foreclosure and subsequent disposition of the underlying collateral supporting the loans.
Single Family Home Builders
At March 31, 2009 and December 31, 2008, Huntington had $1.2 billion and $1.6 billion of loans to single family homebuilders, including loans made to both middle market and small business homebuilders. The decline is primarily the result of a first quarter reclassification of loans from commercial real estate to commercial and industrial. Such loans represented 3% and 4% of total loans and leases at March 31, 2009 and December 31, 2008, respectively. Of this portfolio at March 31, 2009, 68% were to finance projects currently under construction, 16% to finance land under development, and 16% to finance land held for development.
The housing market across Huntington’s geographic footprint remained stressed, reflecting relatively lower sales activity, declining prices, and excess inventories of houses to be sold, particularly impacting borrowers in our eastern Michigan and northern Ohio regions. Further, a portion of the loans extended to borrowers located within Huntington’s geographic regions was to finance projects outside of our geographic regions. The Company anticipates the residential developer market will continue to be depressed, and anticipates continued pressure on the single family home builder segment throughout 2009. Huntington has taken the following steps to mitigate the risk arising from this exposure: (a) all loans greater than $50 thousand within this portfolio have been reviewed continuously over the past 18 months and continue to be monitored, (b) credit valuation adjustments have been made when appropriate based on the current condition of each relationship, and (c) reserves have been increased based on proactive risk identification and thorough borrower analysis.

Retail properties
Huntington’s portfolio of commercial real estate loans secured by retail properties totaled $2.4 billion and $2.3 billion, or approximately 6% of total loans and leases, at March 31, 2009 and December 31, 2008, respectively. Credit approval in this loan segment is generally dependant on pre-leasing requirements, and net operating income from the project must cover interest expense when the loan is fully funded.
The weakness of the economic environment in the Company’s geographic regions significantly impacted the projects that secure the loans in this portfolio segment. Increased unemployment levels compared with recent years, and the expectation that these levels will continue to increase for the foreseeable future, are expected to adversely affect our borrowers’ ability to repay these loans. Huntington is currently performing a detailed review of all loans in this portfolio segment. Collateral characteristics of individual loans including project type (strip center, big box store, etc.), geographic location by zip code, lease-up status, and tenant information (anchor and other) are being analyzed. Portfolio management models are being refined to provide information related to credit, concentration and other risks, which will allow for improved forward-looking identification and proactive management of risk in this portfolio segment.
Home Equity and Residential Mortgage Loans
There is a potential for loan products to contain contractual terms that give rise to a concentration of credit risk that may increase a lending institution’s exposure to risk of nonpayment or realization. Examples of these contractual terms include loans that permit negative amortization, a loan-to-value of greater than 100%, and option adjustable-rate mortgages.
Huntington does not offer mortgage loan products that contain these terms. Home equity loans totaled $7.7 billion and $7.6 billion at March 31, 2009 and December 31, 2008, respectively, or 19%, and 18% of total loans at the end of each respective period.
As part of the Company’s loss mitigation process, Huntington increased its efforts in 2008 and 2009 to re-underwrite, modify, or restructure loans when borrowers are experiencing payment difficulties, and these loan restructurings are based on the borrower’s ability to repay the loan.

Note 4 — Investment Securities
Listed below are the contractual maturities (under 1 year, 1-5 years, 6-10 years, and over 10 years) of investment securities at March 31, 2009, December 31, 2008, and March 31, 2008:

	March 31, 2009		December 31, 2008		March 31, 2008
	Amortized		Amortized		Amortized
(in thousands of dollars)	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
U.S. Treasury
Under 1 year	$50,779	$50,815	$11,141	$11,157	$200	$203
1-5 years	—	—	—	—	250	255
6-10 years	—	—	—	—	—	—
Over 10 years	—	—	—	—	—	—

Total U.S. Treasury	50,779	50,815	11,141	11,157	450	458

Federal agencies
Mortgage backed securities
Under 1 year	—	—	—	—	—	—
1-5 years	—	—	—	—	—	—
6-10 years	1	1	1	1	1	1
Over 10 years	1,711,937	1,742,398	1,625,655	1,627,580	1,485,348	1,497,661

Total mortgage-backed Federal agencies	1,711,938	1,742,399	1,625,656	1,627,581	1,485,349	1,497,662

Temporary Liquidity Guarantee Program (TLGP) securities
Under 1 year	—	—	—	—	—	—
1-5 years	186,321	186,534	—	—	—	—
6-10 years	—	—	—	—	—	—
Over 10 years	—	—	—	—	—	—

Total TLGP securities	186,321	186,534	—	—	—	—

Other agencies
Under 1 year	1,456	1,505	—	—	100,839	100,797
1-5 years	1,079,455	1,094,020	579,546	595,912	66,477	67,042
6-10 years	7,260	7,522	7,954	8,328	10,017	10,278
Over 10 years	—	—	—	—	—	—

Total other Federal agencies	1,088,171	1,103,047	587,500	604,240	177,333	178,117

Total Federal agencies	3,037,209	3,082,795	2,224,297	2,242,978	1,663,132	1,676,237

Municipal securities
Under 1 year	—	—	—	—	61	61
1-5 years	1,165	1,196	51,890	54,184	18,957	19,581
6-10 years	50,938	54,177	216,433	222,086	202,679	205,501
Over 10 years	67,631	69,598	441,825	434,076	492,953	490,613

Total municipal securities	119,734	124,971	710,148	710,346	714,650	715,756

Private label CMO
Under 1 year	—	—	—	—	—	—
1-5 years	—	—	—	—	—	—
6-10 years	—	—	—	—	—	—
Over 10 years	649,620	511,949	674,506	523,515	760,510	729,368

Total private label CMO	649,620	511,949	674,506	523,515	760,510	729,368

Asset backed securities
Under 1 year	—	—	—	—	—	—
1-5 years	78,676	78,366	—	—	—	—
6-10 years	132,190	131,670	—	—	—	—
Over 10 years	646,898	486,227	652,881	464,027	856,877	750,695

Total asset backed securities	857,764	696,263	652,881	464,027	856,877	750,695

Other
Under 1 year	1,349	1,351	549	552	1,701	1,701
1-5 years	53,049	53,077	6,546	6,563	11,848	11,896
6-10 years	1,106	1,127	798	811	598	599
Over 10 years	64	136	64	136	64	113
Non-marketable equity securities	427,772	427,772	427,973	427,973	417,601	417,601
Marketable equity securities	9,840	8,891	8,061	7,556	8,829	9,040

Total other	493,180	492,354	443,991	443,591	440,641	440,950

Total investment securities	$5,157,507	$4,908,332	$4,705,823	$4,384,457	$4,435,810	$4,313,006

Other securities include $240.6 million of stock issued by the Federal Home Loan Bank of Cincinnati, $45.7 million of stock issued by the Federal Home Loan Bank of Indianapolis, and $141.5 million of Federal Reserve Bank stock. Other securities also include corporate debt and marketable equity securities. Huntington does not have any material equity positions in Fannie Mae and Freddie Mac.
The following table is a summary of securities gains and losses for the three and nine months ended March 31, 2009 and 2008:

	Three Months Ended
	March 31,
(in thousands)	2009	2008
Gross gains on sales of securities	$12,794	$4,533
Gross (losses) on sales of securities	(6,805)	—
Other-than-temporary impairment recorded	(3,922)	(3,104)

Total securities gain (loss)	$2,067	$1,429

During the first quarter of 2009, Huntington sold $589.2 million of municipal securities for $595.1 million.
As of March 31, 2009, management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment. The unrealized losses are primarily the result of wider liquidity spreads on asset-backed securities and, additionally, increased market volatility on non-agency mortgage and asset-backed securities that are backed by certain mortgage loans. The fair values of these assets have been impacted by various market conditions. In addition, the expected average lives of the asset-backed securities backed by trust preferred securities have been extended, due to changes in the expectations of when the underlying securities would be repaid. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has reviewed its asset-backed portfolio with independent third parties and does not believe there is any other-than-temporary impairment from these securities other than what has already been recorded. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity and, therefore, does not consider them to be other-than-temporarily impaired at March 31, 2009.
Note 5 — Loan Sales and Securitizations
Residential Mortgage Loans
For the three months ended March 31, 2009 and 2008, Huntington sold $1.5 billion and $629.8 million of residential mortgage loans with servicing retained, resulting in net pre-tax gains of $28.5 million and $3.7 million, respectively, recorded in mortgage banking income.
A mortgage servicing right (MSR) is established only when the servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained.
At initial recognition, the MSR asset is established at its fair value using assumptions that are consistent with assumptions used to estimate the fair value of the total MSR portfolio. Subsequent to initial capitalization, MSR assets are recorded using either the fair value method or amortization method, depending on whether or not the Company will engage in actively hedging the asset. During the 2009 first quarter, all new and existing MSRs were recorded using the fair value method. MSRs are included in accrued income and other assets in the Company’s condensed consolidated statement of financial position. Any increase or decrease in the fair value of MSRs carried under the fair value method during the period is recorded as an increase or decrease in mortgage banking income, which is reflected in non-interest income in the consolidated statements of income.
The following table is a summary of the changes in MSR fair value during the three months ended March 31, 2009 and 2008:

	Three Months Ended
	March 31,
(in thousands)	2009	2008
Fair value, beginning of period	$167,438	$207,894
New servicing assets created	23,074	8,919
Change in fair value during the period due to:
Time decay (1)	(1,623)	(1,665)
Payoffs (2)	(10,662)	(5,249)
Changes in valuation inputs or assumptions (3)	(10,389)	(18,093)

Fair value, end of period	$167,838	$191,806

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.
MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.
A summary of key assumptions and the sensitivity of the MSR value at March 31, 2009 to changes in these assumptions follows:

			Decline in fair value
			due to
			10%	20%
			adverse	adverse
(in thousands)	Actual		change	change
Constant pre-payment rate	25.55%		$(10,714)	$(21,934)
Spread over forward interest rate swap rates	578	bps	(4,153)	(8,306)
MSR values are very sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be greatly impacted by the level of prepayments. The Company hedges against changes in MSR fair value attributable to changes in interest rates through a combination of derivative instruments and trading securities.
Total servicing fees included in mortgage banking income amounted to $11.8 million and $10.9 million for the three months ended March 31, 2009 and 2008, respectively.
Automobile Loans
During the first quarter of 2009, Huntington transferred $1.0 billion automobile loans and leases to a trust in a securitization transaction. The securitization qualified for sale accounting under Statement No. 140. Huntington retained $210.9 million of the related securities and recorded a $47.1 million retained residual interest as a result of the transaction. These amounts are recorded in investment securities on Huntington’s condensed consolidated statement of financial position. Huntington also recorded a $5.9 million loss in other non-interest income on the condensed consolidated statement of income and recorded a $19.5 million servicing asset in accrued income and other assets associated with this transaction.
Automobile loan servicing rights are accounted for under the amortization provision of FASB Statement No. 156, Accounting for Servicing of Financial Assets — An amendment of FASB Statement No. 140. A servicing asset is established at fair value at the time of the sale. The servicing asset is then amortized against servicing income. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is payoff rates of the underlying loan pools. Valuation calculations rely on the predicted payoff assumption and, if actual payoff is quicker than expected, then future value would be impaired.
Changes in the carrying value of automobile loan servicing rights for the three months ended March 31, 2009 and 2008, and the fair value at the end of each period were as follows:

	Three Months Ended
	March 31,
(in thousands)	2009	2008
Carrying value, beginning of period	$1,656	$4,099
New servicing assets	19,538	—
Amortization	(1,143)	(851)

Carrying value, end of period	$20,051	$3,248

Fair value, end of period	$20,900	$4,341

Huntington has retained servicing responsibilities on sold automobile loans and receives annual servicing fees from 0.55% to 1.00% and other ancillary fees of approximately 0.40% to 0.50% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, amounted to $1.2 million and $2.1 million for the three months ended March 31, 2009 and 2008, respectively.
Note 6 — Goodwill and Other Intangible Assets
Goodwill by line of business as of March 31, 2009, was as follows:

	Regional		Treasury/	Huntington
(in thousands)	Banking	PFG	Other	Consolidated
Balance, January 1, 2009	$2,888,344	$153,178	$13,463	$3,054,985
Adjustments	(2,573,818)	(28,895)	(162)	(2,602,875)

Balance, March 31, 2009	$314,526	$124,283	$13,301	$452,110

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (Statement No. 142), goodwill is not amortized but is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the first quarter of 2009, Huntington experienced a sustained decline in its stock price, which was primarily attributable to the continuing economic slowdown and increased market concern surrounding financial service companies’ credit risks and capital positions as well as uncertainty related to increased regulatory supervision and intervention. Huntington determined that these changes would more likely than not reduce the fair value of certain reporting units below their carrying amounts. Therefore, Huntington performed a goodwill impairment test during the first quarter of 2009.
The first step (Step 1) of impairment testing requires a comparison of each reporting unit’s fair value to carrying value to identify potential impairment. Huntington identified four reporting units: Regional Banking, the Private Financial Group (PFG), Insurance, and Auto Finance and Dealer Services (AFDS). Although Insurance is included within PFG for business segment reporting, it was evaluated as a separate reporting unit for impairment testing since it contains separately identifiable goodwill. Based on the results of the Step 1 test as defined in Statement No. 142, the Regional Banking and Insurance reporting units carrying amounts, including goodwill, exceeded their related fair values. To determine the fair value of the Regional Banking reporting unit, both an income (discounted cash flows) and market approach were utilized. To determine the fair value of the Insurance reporting unit, a market approach was utilized. Upon completion of the Step 2 test, Huntington determined that the Regional Banking and Insurance reporting units’ goodwill carrying amounts exceeded their implied fair values by $2,574 million and $29 million, respectively. The resulting $2,603 million goodwill impairment charge was recorded in the first quarter of 2009.
At March 31, 2009, December 31, 2008, and March 31, 2008, Huntington’s other intangible assets consisted of the following:

	Gross	Accumulated	Net
(in thousands)	Carrying Amount	Amortization	Carrying Value
March 31, 2009
Core deposit intangible	$373,300	$(125,495)	$247,805
Customer relationship	104,574	(19,087)	85,487
Other	29,327	(23,047)	6,280

Total other intangible assets	$507,201	$(167,629)	$339,572

December 31, 2008
Core deposit intangible	$373,300	$(111,163)	$262,137
Customer relationship	104,574	(16,776)	87,798
Other	29,327	(22,559)	6,768

Total other intangible assets	$507,201	$(150,498)	$356,703

March 31, 2008
Core deposit intangible	$373,300	$(62,334)	$310,966
Customer relationship	104,574	(9,490)	95,084
Other	23,655	(20,650)	3,005

Total other intangible assets	$501,529	$(92,474)	$409,055

The estimated amortization expense of other intangible assets for the remainder of 2009 and the next five years are as follows:

Amortization
(in thousands)	Expense
2009	$50,647
2010	60,455
2011	53,310
2012	46,066
2013	40,429
2014	35,744
Note 7 — Shareholders’ Equity
Issuance of Convertible Preferred Stock
In the second quarter of 2008, Huntington completed the public offering of 569,000 shares of 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock (Series A Preferred Stock) with a liquidation preference of $1,000 per share, resulting in an aggregate liquidation preference of $569 million.
Each share of the Series A Preferred Stock is non-voting and may be converted at any time, at the option of the holder, into 83.6680 shares of common stock of Huntington, which represents an approximate initial conversion price of $11.95 per share of common stock (for a total of approximately 38.1 million shares at March 31, 2009). The conversion rate and conversion price will be subject to adjustments in certain circumstances. On or after April 15, 2013, at the option of Huntington, the Series A Preferred Stock will be subject to mandatory conversion into Huntington’s common stock at the prevailing conversion rate, if the closing price of Huntington’s common stock exceeds 130% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period.
During the 2009 first quarter, Huntington entered into agreements with various institutional investors exchanging shares of common stock for shares of the Series A Preferred Stock held by the institutional investors. The table below provides details of the aggregate activities:

	January 1, 2009 -	April 1, 2009 -
(in whole amounts)	March 31, 2009	April 2, 2009	Total
Preferred shares exchanged	114,109	20,000	134,109
Common shares issued:
At stated convertible option	9,547,272	1,673,360	11,220,632
As conversion inducement	15,044,012	3,026,640	18,070,652

Total common shares issued:	24,591,284	4,700,000	29,291,284
During the 2009 second quarter, Huntington completed a “discretionary equity issuance” program. This program allowed the Company to take advantage of market opportunities to issue 38.5 million new shares of common stock worth $120 million. Sales of the common shares were made through ordinary brokers’ transactions on the NASDAQ Global Select Market or otherwise at the prevailing market prices. In addition to this program, the Company may consider similar actions to those taken in the 2009 first quarter in the future.
Troubled Asset Relief Program (TARP)
On November 14, 2008, Huntington received $1.4 billion of equity capital by issuing to the U.S. Department of Treasury 1.4 million shares of Huntington’s 5.00% Series B Non-voting Cumulative Preferred Stock, par value $0.01 per share with a liquidation preference of $1,000 per share, and a ten-year warrant to purchase up to 23.6 million shares of Huntington’s common stock, par value $0.01 per share, at an exercise price of $8.90 per share. The proceeds received were allocated to the preferred stock and additional paid-in-capital based on their relative fair values. The resulting discount on the preferred stock is amortized against retained earnings and is reflected in Huntington’s consolidated statement of income as “Dividends on preferred shares”, resulting in additional dilution to Huntington’s earnings per share. The warrants would be immediately exercisable, in whole or in part, over a term of 10 years. The warrants were included in Huntington’s diluted average common shares outstanding (subject to anti-dilution). Both the preferred securities and warrants were accounted for as additions to Huntington’s regulatory Tier 1 and Total capital.

The Series B Preferred Stock is not mandatorily redeemable and will pay cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. Huntington cannot redeem the preferred securities during the first three years after issuance except with the proceeds from a “qualified equity offering.” Any redemption requires Federal Reserve approval. The Series B Preferred Stock will rank on equal priority with Huntington’s existing 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock.
A company that participates in the TARP must adopt certain standards for executive compensation, including (a) prohibiting “golden parachute” payments as defined in the Emergency Economic Stabilization Act of 2008 (EESA) to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution, and (d) accept restrictions on the payment of dividends and the repurchase of common stock.
Note 8 — (Loss) Earnings per Share
Basic loss or earnings per share is the amount of (loss) earnings (adjusted for dividends declared on preferred stock) available to each share of common stock outstanding during the reporting period. Diluted (loss) earnings per share is the amount of loss or earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options, restricted stock units, distributions from deferred compensation plans, and the conversion of the Company’s convertible preferred stock and warrants (See Note 7). Potentially dilutive common shares are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. For diluted (loss) earnings per share, net (loss) income available to common shares can be affected by the conversion of the Company’s convertible preferred stock. Where the effect of this conversion would be dilutive, net (loss) income available to common shareholders is adjusted by the associated preferred dividends. The calculation of basic and diluted (loss) earnings per share for the three months ended March 31, 2009 and 2008, was as follows:

	Three Months Ended
	March 31,
(in thousands, except per share amounts)	2009	2008
Basic (loss) earnings per common share
Net (loss) income	$(2,433,207)	$127,068
Preferred Class B and Class A stock dividends	(27,143)	—
Amortization of discount on issuance of Preferred Class B stock	(3,908)	—
Deemed dividend on conversion of Preferred Class A stock	(27,742)	—

Net (loss) income available to common shareholders	$(2,492,000)	$127,068
Average common shares issued and outstanding	366,919	366,235
Basic (loss) earnings per common share	$(6.79)	$0.35

Diluted (loss) earnings per common share
Net (loss) income available to common shareholders	$(2,492,000)	$127,068
Effect of assumed preferred stock conversion	—	—

Net (loss) income applicable to diluted earnings per share	$(2,492,000)	$127,068
Average common shares issued and outstanding	366,919	366,235
Dilutive potential common shares:
Stock options and restricted stock units	—	204
Shares held in deferred compensation plans	—	769
Conversion of preferred stock	—	—

Dilutive potential common shares:	—	973

Total diluted average common shares issued and outstanding	366,919	367,208
Diluted (loss) earnings per common share	$(6.79)	$0.35
Due to the loss attributable to common shareholders for the three months ended March 31, 2009, no potentially dilutive shares are included in loss per share calculation as including such shares in the calculation would reduce the reported loss per share. Options to purchase 25.0 million and 27.7 million shares during the three months ended March 31, 2009 and 2008, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would have been antidilutive. The weighted average exercise price for these options was $18.96 per share, and $20.57 per share at the end of each respective period.

Note 9 — Share-based Compensation
Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Compensation costs are included in personnel costs on the consolidated statements of income. Stock options are granted at the closing market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a term of ten years. All options granted after May 2004 have a term of seven years.
Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options’ vesting periods. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the estimated volatility of Huntington’s stock over the expected term of the option. The expected dividend yield is based on the dividend rate and stock price at the date of the grant. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in each of the periods presented.

	Three Months Ended
	March 31,
	2009	2008
Assumptions
Risk-free interest rate	2.03%	3.22%
Expected dividend yield	0.83	8.05
Expected volatility of Huntington’s common stock	35.0	21.0
Expected option term (years)	6.0	6.0
Weighted-average grant date fair value per share	$1.66	$0.85
Total share-based compensation expense for the three months ended March 31, 2009 and 2008 was $2.8 million and $3.7 million, respectively. Huntington also recognized $1.0 million and $1.3 million, respectively, in tax benefits for each of the three-months ended March 31, 2009 and 2008, related to share-based compensation.
Huntington’s stock option activity and related information for the three months ended March 31, 2009, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
(in thousands, except per share amounts)	Options	Price	Life (Years)	Value
Outstanding at January 1, 2009	26,289	$19.45
Granted	1,015	4.90
Exercised	—	—
Forfeited/expired	(2,305)	18.28

Outstanding at March 31, 2009	24,999	$18.96	3.7	$3

Exercisable at March 31, 2009	20,947	$20.42	3.3	$—

The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the “in-the-money” option exercise price. There were no exercises of stock options in the first three months of 2009 or 2008.
Huntington also grants restricted stock units and awards. Restricted stock units and awards are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock awards provide the holder with full voting rights and cash dividends during the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period and are subject to certain service restrictions. The fair value of the restricted stock units and awards is the closing market price of the Company’s common stock on the date of award.
The following table summarizes the status of Huntington’s restricted stock units and restricted stock awards as of March 31, 2009, and activity for the three months ended March 31, 2009:

		Weighted-		Weighted-
		Average		Average
	Restricted	Grant Date	Restricted	Grant Date
	Stock	Fair Value	Stock	Fair Value
(in thousands, except per share amounts)	Units	Per Share	Awards	Per Share
Nonvested at January 1, 2009	1,823	$14.64	—	$—
Granted	4	1.63	74	1.66
Vested	(41)	15.04	—	—
Forfeited	(141)	15.86	—	—

Nonvested at March 31, 2009	1,645	$14.49	74	$1.66

The weighted-average grant date fair value of nonvested shares granted for the three months ended March 31, 2009 and 2008, were $1.66 and $13.08, respectively. The total fair value of awards vested during each of the three months ended March 31, 2009 and 2008, was $0.1 million. As of March 31, 2009, the total unrecognized compensation cost related to nonvested awards was $9.0 million with a weighted-average remaining expense recognition period of 1.8 years.
Of the 30.0 million shares of common stock authorized for issuance under the plans at March 31, 2009, 25.7 million were outstanding and 4.3 million were available for future grants. Huntington issues shares to fulfill stock option exercises and restricted stock units from available authorized shares. At March 31, 2009, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises in 2009.
Note 10 — Fair Values of Assets and Liabilities
Huntington adopted FASB Statement No. 157, Fair Value Measurements (Statement No. 157) and FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) effective January 1, 2008. Huntington elected to apply the provisions of Statement No. 159, the fair value option, for mortgage loans originated with the intent to sell which are included in loans held for sale.
At March 31, 2009, mortgage loans held for sale had an aggregate fair value of $469.6 million and an aggregate outstanding principal balance of $459.9 million. Interest income on these loans is recorded in interest and fees on loans and leases. Included in mortgage banking income were net gains resulting from changes in fair value of these loans, including net realized gains of $25.6 million and $5.8 million for the three months ended March 31, 2009 and 2008, respectively.
Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement No. 157 also establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Securities
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include US Treasury and other federal agency securities, and money market mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include US Government and agency mortgage-backed securities and municipal securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include asset backed securities and private label CMOs, for which Huntington obtains third party pricing. With the current market conditions, the assumptions used to determine the fair value of many Level 3 securities have greater subjectivity due to the lack of observable market transactions.
Mortgage loans held for sale
Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level 2.
Mortgage servicing rights
MSRs do not trade in an active, open market with readily observable prices. For example, sales of MSRs do occur, but the precise terms and conditions typically are not readily available. Accordingly, MSRs are classified in Level 3.

Equity Investments
Equity investments are valued initially based upon transaction price. The carrying values are then adjusted from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is considered necessary based upon a variety of factors including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies, and changes in market outlook. Due to the absence of quoted market prices and inherent lack of liquidity and the long-term nature of such assets, these equity investments are included in Level 3. Certain equity investments are accounted for under the equity method and, therefore, are not subject to the fair value disclosure requirements.
Derivatives
Huntington uses derivatives for a variety of purposes including asset and liability management, mortgage banking, and for trading activities. Level 1 derivatives consist of exchange traded options and forward commitments to deliver mortgage backed securities which have quoted prices. Level 2 derivatives include basic asset and liability conversion swaps and options, and interest rate caps. Derivative instruments offered to customers are adjusted for credit considerations related to the customer based upon individual credit considerations. These derivative positions are valued using internally developed models that use readily observable market parameters. Derivatives in Level 3 consist of interest rate lock agreements related to mortgage loan commitments. The valuation includes assumptions related to the likelihood that a commitment will ultimately result in a closed loan, which is a significant unobservable assumption.
Assets and Liabilities measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2009 and 2008 are summarized below:

	Fair Value Measurements at Reporting Date Using			Netting	Balance at
(in thousands)	Level 1	Level 2	Level 3	Adjustments (1)	March 31, 2009
Assets
Trading account securities	$56,144	$27,410			$83,554
Investment securities	1,352,543	1,919,805	$1,208,212		4,480,560
Mortgage loans held for sale		469,560			469,560
Mortgage servicing rights			167,838		167,838
Derivative assets	474	589,682	9,580	$(174,764)	424,972
Equity investments			32,480		32,480
Liabilities
Derivative liabilities	10,262	353,757	65	(287,327)	76,757

	Fair Value Measurements at Reporting Date Using			Netting	Balance at
(in thousands)	Level 1	Level 2	Level 3	Adjustments (1)	March 31, 2008
Assets
Trading account securities	$34,544	$1,212,333			$1,246,877
Investment securities	195,933	2,948,777	$750,695		3,895,405
Mortgage loans held for sale		565,913			565,913
Mortgage servicing rights			191,806		191,806
Derivative assets	5,042	315,238	3,107	$(43,234)	280,153
Equity investments			35,345		35,345
Liabilities
Derivative liabilities	6,037	191,324	159	(138,381)	59,139

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and cash collateral held or placed with the same counterparties.

below:
The tables below present a rollforward of the balance sheet amounts for the three months ended March 31, 2009 and 2008, for financial instruments measured on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement. However, Level 3 measurements may also include observable components of value that can be validated externally. Accordingly, the gains and losses in the table below included changes in fair value due in part to observable factors that are part of the valuation methodology. Transfers in and out of Level 3 are presented in the tables below at fair value at the beginning of the reporting period.

	Level 3 Fair Value Measurements
	Three Months Ended March 31, 2009
	Mortgage	Net Interest	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	Securities	investments
Balance, January 1, 2009	$167,438	$8,132	$987,542	$36,893
Total gains/losses:
Included in earnings	(1,988)	1,968	1,295	(1,320)
Included in other comprehensive loss			40,673
Purchases, issuances, and settlements	2,388	(585)	226,251	(3,093)

Balance, March 31, 2009	$167,838	$9,515	$1,255,761	$32,480

The amount of total gains or losses for the period included in earnings (or other comprehensive loss) attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$(1,988)	$1,382	$41,968	$(1,320)

	Level 3 Fair Value Measurements
	Three Months Ended March 31, 2008
	Mortgage	Net Interest	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	Securities	investments
Balance, January 1, 2008	$207,894	$(46)	$834,489	$41,516
Total gains/losses:
Included in earnings	(16,737)	2,989	(3,317)	(8,777)
Included in other comprehensive loss			(71,017)
Purchases, issuances, and settlements	649	5	(9,460)	2,606

Balance, March 31, 2008	$191,806	$2,948	$750,695	$35,345

The amount of total gains or losses for the period included in earnings (or other comprehensive loss) attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$(16,737)	$2,994	$(74,334)	$(2,877)

The table below summarizes the classification of gains and losses due to changes in fair value, recorded in earnings for Level 3 assets and liabilities for the three months ended March 31, 2009 and 2008.

	Level 3 Fair Value Measurements
	Three Months Ended March 31, 2009
	Mortgage	Net Interest	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	Securities	Investments
Classification of gains and losses in earnings:
Mortgage banking income	$(1,988)	$1,968
Securities losses			$(3,937)
Interest and fee income			5,232
Non-interest expense				$(1,320)

Total	$(1,988)	$1,968	$1,295	$(1,320)

	Level 3 Fair Value Measurements
	Three Months Ended March 31, 2008
	Mortgage	Net Interest	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	Securities	Investments
Classification of gains and losses in earnings:
Mortgage banking income	$(16,737)	$2,989
Securities losses			$(3,317)
Non-interest expense				$(8,777)

Total	$(16,737)	$2,989	$(3,317)	$(8,777)

Assets and Liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.
Periodically, Huntington records nonrecurring adjustments of collateral-dependent loans measured for impairment in accordance with FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan,” when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In cases where the carrying value exceeds the fair value of the collateral, an impairment charge is recognized. During the first quarter of 2009 and 2008, Huntington identified $62.8 million, and $32.4 million, respectively, of impaired loans for which the fair value is recorded based upon collateral value, a Level 3 input in the valuation hierarchy. For the three months ended March 31, 2009 and 2008, nonrecurring fair value losses of $33.5 million and $14.5 million, respectively, were recorded within the provision for credit losses.
In accordance with the provisions of Statement No. 142, goodwill at March 31, 2009 with a carrying amount of $2,954 million was written down to its implied fair value of $351.3 million.
The Franklin first- and second- lien mortgage loans and OREO assets of $494 million and $80 million, respectively, as discussed in Note 3, were recorded at fair value at March 31, 2009.
As discussed in Note 5, during the first quarter 2009, Huntington transferred $1.0 billion automobile loans and leases to a trust in a securitization transaction. Huntington recorded a $47.1 million retained residual interest and a $19.5 million servicing asset at fair value as a result of the transaction.
Note 11 — Benefit Plans
Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.
In addition, Huntington has an unfunded, defined benefit post-retirement plan (Post-Retirement Benefit Plan) that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.
On January 1, 2008, Huntington transitioned to fiscal year-end measurement date of plan assets and benefit obligations as required by FASB Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106, and 132R (Statement No. 158). As a result, Huntington recognized a charge to beginning retained earnings of $4.2 million, representing the net periodic benefit costs for the last three months of 2008, and a charge to the opening balance of accumulated other comprehensive loss of $3.8 million, representing the change in fair value of plan assets and benefit obligations for the last three months of 2008 (net of amortization included in net periodic benefit cost).

The following table shows the components of net periodic benefit expense of the Plan and the Post-Retirement Benefit Plan:

	Pension Benefits		Post Retirement Benefits
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands)	2009	2008	2009	2008
Service cost	$6,155	$5,954	$465	$420
Interest cost	7,055	6,761	895	903
Expected return on plan assets	(10,551)	(9,786)	—	—
Amortization of transition asset	1	1	276	276
Amortization of prior service cost	121	79	95	95
Settlements	1,725	450	—	—
Recognized net actuarial loss (gain)	1,874	1,038	(231)	(274)

Benefit expense	$6,380	$4,497	$1,500	$1,420

There is no required minimum contribution for 2009 to the Plan.
Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. The cost of providing these plans was $0.8 million and $0.9 million for the three-month periods ended March 31, 2009 and 2008, respectively.
Huntington has a defined contribution plan that is available to eligible employees. Huntington matches participant contributions, up to the first 3% of base pay contributed to the plan. Half of the employee contribution is matched on the 4th and 5th percent of base pay contributed to the plan. In the first quarter 2009, the Company announced the suspension of the contribution match to the plan. The cost of providing this plan was $3.1 million and $3.9 million for the three months ended March 31, 2009 and 2008, respectively.
Note 12 — Derivative Financial Instruments
A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting Huntington’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements. Huntington records derivatives at fair value, as further described in Note 10. Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate counter party credit risk. At March 31, 2009, December 31, 2008, and March 31, 2008, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $58.2 million, $40.7 million, and $47.6 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.
At March 31, 2009, Huntington pledged $293.7 million cash collateral to various counterparties, while various other counterparties pledged $185.2 million to Huntington to satisfy collateral netting agreements. In the event of credit downgrades, Huntington could be required to provide an additional $7.9 million in collateral.
Derivatives used in Asset and Liability Management Activities
The following table presents the gross notional values of derivatives used in Huntington’s Asset and Liability Management activities at March 31, 2009, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
(in thousands)	Hedges	Hedges	Total
Instruments associated with:
Loans	$—	$6,605,000	$6,605,000
Deposits	25,000	—	25,000
Federal Home Loan Bank advances	—	—	—
Subordinated notes	675,000	—	675,000
Other long-term debt	50,000	—	50,000

Total notional value at March 31, 2009	$750,000	$6,605,000	$7,355,000

The following table presents additional information about the interest rate swaps and caps used in Huntington’s Asset and Liability Management activities at March 31, 2009:

		Average		Weighted-Average
	Notional	Maturity	Fair	Rate
(in thousands)	Value	(years)	Value	Receive	Pay
Asset conversion swaps
Receive fixed — generic	$6,605,000	1.7	$65,178	2.30%	0.53%

Total asset conversion swaps	6,605,000	1.7	65,178	2.30	0.53
Liability conversion swaps
Receive fixed — generic	750,000	7.3	120,773	5.31	1.46

Total liability conversion swaps	750,000	7.3	120,773	5.31	1.46

Total swap portfolio	7,355,000	2.3	185,951	2.61%	0.63%

				Weighted-Average
				Strike Rate

Purchased caps
Interest rate caps	300,000	0.3	—	5.50%

Total purchased caps	$300,000	0.3	$—	5.50%

These derivative financial instruments were entered into for the purpose of altering the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in an increase/(decrease) to net interest income of $31.2 million and ($0.9 million) for the three months ended March 31, 2009 and 2008, respectively.
The following table presents the fair values at March 31, 2009, December 31, 2008, and March 31, 2008 of Huntington’s derivatives that are designated and not designated as hedging instruments under Statement No. 133. Amounts in the table below are presented without the impact of any net collateral arrangements

Asset derivatives included in accrued income and other assets	March 31,	December 31,	March 31,
(in thousands)	2009	2008	2008
Interest rate contracts designated as hedging instruments	$186,900	$230,601	$77,788
Interest rate contracts not designated as hedging instruments	410,817	436,131	238,628

Total contracts	$597,717	$666,732	$316,416

Liability derivatives included in accrued expenses and other liabilities	March 31,	December 31,	March 31,
(in thousands)	2009	2008	2008
Interest rate contracts designated as hedging instruments	$949	$—	$8,341
Interest rate contracts not designated as hedging instruments	352,808	377,249	42,964

Total contracts	$353,757	$377,249	$51,305

Fair value hedges effectively convert deposits, subordinated and other long term debt from fixed rate obligations to floating rate. The changes in fair value of the derivative are, to the extent that the hedging relationship is effective, recorded through earnings and offset against changes in the fair value of the hedged item.

The following table presents the increase or (decrease) to interest expense for the three months ending March 31, 2009 and 2008 for derivatives designated as fair value hedges under Statement No 133:

Derivatives in fair value		Increase (decrease) to
hedging relationships	Location of change in fair value recognized in earnings on	interest expense
(in thousands)	derivative	2009	2008
Interest rate Contracts
Deposits	Interest expense - deposits	$(346)	$(427)
Subordinated notes	Interest expense - subordinated notes and other long term debt	(6,346)	(2,013)
Other long term debt	Interest expense - subordinated notes and other long term debt	486	1,574

Total		$(6,206)	$(866)

For cash flow hedges, interest rate swap contracts were entered into that pay fixed-rate interest in exchange for the receipt of variable-rate interest without the exchange of the contract’s underlying notional amount, which effectively converts a portion of its floating-rate debt to fixed-rate. This reduces the potentially adverse impact of increases in interest rates on future interest expense. In like fashion, certain LIBOR-based commercial and industrial loans were effectively converted to fixed-rate by entering into contracts that swap certain variable-rate interest payments for fixed-rate interest payments at designated times.
To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value will not be included in current earnings but are reported as a component of accumulated other comprehensive income in shareholders’ equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the changes in the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in earnings.
The following table presents the gains and losses recognized in other comprehensive loss (OCL) and the location in the consolidated statements of income of gains and losses reclassified from OCL into earnings for the three months ending March 31, 2009 and 2008 for derivatives designated as effective cash flow hedges under Statement No 133:

				Amount of gain or
	Amount of gain or			(loss) reclassified
	(loss) recognized in			from accumulated
Derivatives in cash flow	OCL on derivative			OCL into earnings
hedging relationships	(effective portion)		Location of gain or (loss) reclassified from accumulated OCL	(effective portion)
(in thousands)	2009	2008	into earnings (effective portion)	2009	2008
Interest rate contracts
Loans	$(15,324)	$13,883	Interest and fee income - loans and leases	$16,888	$(295)
FHLB Advances	1,338	(7,736)	Interest expense - FHLB Advances	1,861	(434)
Deposits	136	546	Interest expense - deposits	1,623	(8,858)
Subordinated notes	43	—	Interest expense - subordinated notes and other long term debt	(669)	(883)
Other long term debt	—	22	Interest expense - subordinated notes and other long term debt	(122)	(239)

Total	$(13,807)	$6,715		$19,581	$(10,709)

The following table details the gains recognized in non-interest income on the ineffective portion on interest rate contracts for derivatives designated as cash flow hedges for the three months ending March 31, 2009 and 2008.

Derivatives in cash flow hedging relationships
(in thousands)	2009	2008
Interest rate contracts
Loans	$4,312	$596

Derivatives Used in Trading Activities
Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties. The credit risk to these customers is evaluated and included in the calculation of fair value.
The fair values of these derivative financial instruments, which are included in other assets, were $40.7 million, $41.9 million, and $41.2 million at March 31, 2009, December 31, 2008, and March 31, 2008. Changes in fair value of $3.8 million and $11.6 million for the three months ended March 31, 2009 and 2008, respectively, are reflected in other non-interest income. The total notional values of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives, were $10.5 billion, $10.9 billion, and $8.6 billion at March 31, 2009, December 31, 2008, and March 31, 2008, respectively. Huntington’s credit risks from interest rate swaps used for trading purposes were $409.3 million, $429.9 million, and $229.8 million at the same dates, respectively.
Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The total notional value of these derivative financial instruments at March 31, 2009, December 31, 2008, and March 31, 2008, was $4.9 billion, $2.2 billion, and $1.8 billion. The total notional amount at March 31, 2009 corresponds to trading assets with a fair value of $16.5 million and trading liabilities with a fair value of $2.6 million. The gains and (losses) related to derivative instruments included in mortgage banking income for the three months ended March 31, 2009 and 2008 were $6.7 million and ($15.9 million), respectively. Total MSR hedging gains and losses for the three months ended March 31, 2009 and 2008, were $9.4 million and $0.3 million, respectively, and were also included in mortgage banking income.
In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.3 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.3 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.

Note 13 — Variable Interest Entities
Loan Securitizations
Consolidated loan securitizations at March 31, 2009, consist of auto loan and lease securitization trusts formed in 2008, 2006, and 2000. Huntington has determined that the trusts are not qualified special purpose entities and therefore are variable interest entities (VIEs) based upon equity guidelines established in FIN 46R. Huntington owns 100% of the trusts and is the primary beneficiary of the VIEs, therefore, the trusts are consolidated. The carrying amount and classification of the trusts’ assets and liabilities included in the consolidated balance sheet are as follows:

	March 31, 2009
(in thousands)	2008 Trust	2006 Trust	2000 Trust	Total
Assets
Cash	$33,319	$290,523	$24,415	$348,257
Loans and leases	746,632	1,156,825	77,046	1,980,503
Allowance for loan and lease losses	(11,248)	(17,506)	(1,161)	(29,915)

Net loans and leases	735,384	1,139,319	75,885	1,950,588
Accrued income and other assets	4,905	6,220	293	11,418

Total assets	$773,608	$1,436,062	$100,593	$2,310,263

Liabilities
Other long-term debt	$603,940	$1,053,206	$—	$1,657,146
Accrued interest and other liabilities	1,007	11,417	—	12,424

Total liabilities	$604,947	$1,064,623	$—	$1,669,570

The auto loans and leases were designated to repay the securitized note. Huntington services the loans and leases and uses the proceeds from principal and interest payments to pay the securitized notes during the amortization period. Huntington has not provided financial or other support that was not previously contractually required.
Trust Preferred Securities
Under FIN 46R, certain wholly-owned trusts are not consolidated. The trusts have been formed for the sole purpose of issuing trust preferred securities, from which the proceeds are then invested in Huntington junior subordinated debentures, which are reflected in Huntington’s condensed consolidated balance sheet as subordinated notes. The trust securities are the obligations of the trusts and are not consolidated within Huntington’s balance sheet. A list of trust preferred securities outstanding at March 31, 2009 follows:

	Principal amount of	Investment in
	subordinated note/	unconsolidated
(in thousands)	debenture issued to trust (1)	subsidiary
Huntington Capital I	$158,366	$6,186
Huntington Capital II	71,093	3,093
Huntington Capital III	249,421	10
BankFirst Ohio Trust Preferred	23,335	619
Sky Financial Capital Trust I	65,675	1,856
Sky Financial Capital Trust II	30,929	929
Sky Financial Capital Trust III	78,056	2,320
Sky Financial Capital Trust IV	78,056	2,320
Prospect Trust I	6,186	186

Total	$761,117	$17,519

(1)	Represents the principal amount of debentures issued to each trust, including unamortized original issue discount.
Huntington’s investment in the unconsolidated trust represents the only risk of loss.
Each issue of the junior subordinated debentures has an interest rate equal to the corresponding trust securities distribution rate. Huntington has the right to defer payment of interest on the debentures at any time, or from time to time for a period not exceeding five years, provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the trust securities will also be deferred and Huntington’s ability to pay dividends on its common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to trust securities are guaranteed by Huntington to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all indebtedness of the company to the same extent as the junior subordinated debt. The guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by Huntington.

Low Income Housing Tax Credit Partnerships
Huntington makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings and to assist us in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.
Huntington does not own a majority of the limited partnership interests in these entities and is not the primary beneficiary. Huntington uses the equity method to account for the majority of its investments in these entities. These investments are included in accrued income and other assets. At March 31, 2009, we have commitments of $198.9 million of which $156.6 million are funded. The unfunded portion is included in accrued expenses and other liabilities.
Note 14 — Commitments and Contingent Liabilities
Commitments to extend credit
In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amounts of these financial agreements at March 31, 2009, December 31, 2008, and March 31, 2008, were as follows:

	March 31,	December 31,	March 31,
(in millions)	2009	2008	2008

Contract amount represents credit risk
Commitments to extend credit
Commercial	$6,235	$6,494	$6,727
Consumer	4,974	4,964	4,788
Commercial real estate	1,672	1,951	2,337
Standby letters of credit	1,042	1,272	1,611
Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.
Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. The carrying amount of deferred revenue associated with these guarantees was $3.8 million, $4.5 million, and $4.9 million at March 31, 2009, December 31, 2008, and March 31, 2008, respectively.
Through the Company’s credit process, Huntington monitors the credit risks of outstanding standby letters of credit. When it is probable that a standby letter of credit will be drawn and not repaid in full, losses are recognized in the provision for credit losses. At March 31, 2009, Huntington had $1.0 billion of standby letters of credit outstanding, of which 48% were collateralized. Included in this $1.0 billion total are letters of credit issued by the Bank that support $0.4 billion of securities that were issued by customers and remarketed by The Huntington Investment Company (HIC), the Company’s broker-dealer subsidiary. If the Bank’s short-term credit ratings were downgraded, the Bank could be required to obtain funding in order to purchase the entire amount of these securities pursuant to its letters of credit. Due to lower demand, investors have begun returning these securities to the Bank. Subsequently, the Bank tendered these securities to its trustee, where the securities were held for re-marketing, maturity, or payoff. Pursuant to the letters of credit issued by the Bank, the Bank repurchased $70.4 million of these securities, net of payments and maturities, during the 2009 first quarter and an additional $112.1 million in April of 2009.

Huntington uses an internal loan grading system to assess an estimate of loss on its loan and lease portfolio. The same loan grading system is used to help monitor credit risk associated with standby letters of credit. Under this risk rating system as of March 31, 2009, approximately $158 million of the standby letters of credit were rated strong; approximately $819 million were rated average; and approximately $65 million were rated substandard.
Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.
Commitments to sell loans
Huntington enters into forward contracts relating to its mortgage banking business to hedge the exposures from commitments to make new residential mortgage loans with existing customers and from mortgage loans classified as held for sale. At March 31, 2009, December 31, 2008, and March 31, 2008, Huntington had commitments to sell residential real estate loans of $912.5 million, $759.4 million, and $803.2 million, respectively. These contracts mature in less than one year.
Income Taxes
Both the Internal Revenue Service and other taxing jurisdictions have proposed various adjustments to the Company’s previously filed tax returns. Management believes that the tax positions taken by the Company related to such proposed adjustments were correct and supported by applicable statutes, regulations, and judicial authority, and intends to vigorously defend them. It is possible that the ultimate resolution of the proposed adjustments, if unfavorable, may be material to the results of operations in the period it occurs. However, although no assurance can be given, Huntington believes that the resolution of these examinations will not, individually or in the aggregate, have a materially adverse impact on its consolidated financial position.
Litigation
Between December 19, 2007 and February 1, 2008, two putative class actions were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington and certain of its current or former officers and directors purportedly on behalf of purchasers of Huntington securities during the periods July 20, 2007 to November 16, 2007, or July 20, 2007 to January 10, 2008. These complaints seek to allege that the defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act by issuing a series of allegedly false and/or misleading statements concerning Huntington’s financial results, prospects, and condition, relating, in particular, to its transactions with Franklin.. On June 5, 2008, the two cases were consolidated into a single action. On August 22, 2008, a consolidated complaint was filed asserting a class period of July 19, 2007 through November 16, 2007. At this stage, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.
Three putative derivative class action lawsuits were filed in the Court of Common Pleas of Delaware County, Ohio, the United States District Court for the Southern District of Ohio, Eastern Division, and the Court of Common Pleas of Franklin County, Ohio, between January 16, 2008, and April 17, 2008, against certain of Huntington’s current or former officers and directors variously seeking to allege breaches of fiduciary duty, waste of corporate assets, abuse of control, gross mismanagement, and unjust enrichment, all in connection with Huntington’s acquisition of Sky Financial, certain transactions between Huntington and Franklin, and the financial disclosures relating to such transactions. Huntington is named as a nominal defendant in each of these actions. At this stage of the lawsuits, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.
Between February 20, 2008 and February 29, 2008, three putative class action lawsuits were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington, the Huntington Bancshares Incorporated Pension Review Committee, the Huntington Investment and Tax Savings Plan (the Plan) Administrative Committee, and certain of the Company’s officers and directors purportedly on behalf of participants in or beneficiaries of the Plan between either July 1, 2007 or July 20, 2007 and the present. The complaints seek to allege breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to Huntington stock being offered as an investment alternative for participants in the Plan. The complaints sought money damages and equitable relief. On May 13, 2008, the three cases were consolidated into a single action. On August 4, 2008, a consolidated complaint was filed asserting a class period of July 1, 2007 through the present. On February 9, 2009, the court entered an order dismissing with prejudice the consolidated lawsuit in its entirety. Due to the possibility of an appeal, it is not possible for management to assess the probability of an eventual material adverse outcome, or reasonably estimate the amount of any potential loss at this time.

On May 7, 2008, a putative class action lawsuit was filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington (as successor in interest to Sky Financial), and certain of Sky Financial’s former officers on behalf of all persons who purchased or acquired Sky Financial common stock in connection with and as a result of Sky Financial’s October 2006 acquisition of Waterfield Mortgage Company. The complaint seeks to allege that the defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 in connection with the issuance of allegedly false and misleading registration and proxy statements leading up to the Waterfield acquisition and their disclosures about the nature and extent of Sky Financial’s lending relationship with Franklin. On May 1, 2009, Plaintiff filed a stipulation dismissing the lawsuit with prejudice. The dismissal entry was approved by the Court on May 5, 2009, and the case is now terminated.
It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular period. However, although no assurance can be given, based on information currently available, consultation with counsel, and available insurance coverage, management believes that the eventual outcome of these claims against the Company will not, individually or in the aggregate, have a material adverse effect on Huntington’s consolidated financial position.
Note 15 — Parent Company Financial Statements
The parent company condensed financial statements, which include transactions with subsidiaries, are as follows.

Balance Sheets	March 31,	December 31,	March 31,
(in thousands)	2009	2008	2008
ASSETS
Cash and cash equivalents (1)	$1,173,649	$1,122,056	$147,491
Due from The Huntington National Bank	541,926	532,746	133,791
Due from non-bank subsidiaries	307,926	338,675	339,183
Investment in The Huntington National Bank	2,883,113	5,274,261	5,677,568
Investment in non-bank subsidiaries	854,204	854,575	835,561
Accrued interest receivable and other assets	169,180	146,167	136,611

Total assets	$5,929,998	$8,268,480	$7,270,205

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$1,393	$1,852	$2,137
Long-term borrowings	803,699	803,699	852,169
Dividends payable, accrued expenses, and other liabilities	310,170	234,023	509,320

Total liabilities	1,115,262	1,039,574	1,363,626

Shareholders’ equity (2)	4,814,736	7,228,906	5,906,579

Total liabilities and shareholders’ equity	$5,929,998	$8,268,480	$7,270,205

(1)	Includes restricted cash of $125,000 at March 31, 2009 and December 31, 2008.

(2)	See page 74 for Huntington’s Condensed Consolidated Statements of Changes in Shareholders’ Equity.

	Three Months Ended
Statements of Income	March 31,
(in thousands)	2009	2008
Income
Dividends from
Non-bank subsidiaries	$9,250	$13,845
Interest from
The Huntington National Bank	11,351	3,044
Non-bank subsidiaries	4,431	3,650
Other	(180)	533

Total income	24,852	21,072

Expense
Personnel costs	2,087	5,626
Interest on borrowings	9,390	12,555
Other	6,474	3,371

Total expense	17,951	21,552

Income (loss) before income taxes and equity in undistributed net income of subsidiaries	6,901	(480)
Income taxes	(51,627)	(9,492)

Income before equity in undistributed net income of subsidiaries	58,528	9,012
Increase (decrease) in undistributed net income of:
The Huntington National Bank	(2,460,305)	130,959
Non-bank subsidiaries	(31,430)	(12,903)

Net income	$(2,433,207)	$127,068

	Three Months Ended
Statements of Cash Flows	March 31,
(in thousands)	2009	2008
Operating activities
Net income	$(2,433,207)	$127,068
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	2,491,735	(117,094)
Depreciation and amortization	270	281
Change in other, net	(47,804)	50,253

Net cash provided by operating activities	10,994	60,508

Investing activities
Repayments from subsidiaries	215,242	114,557
Advances to subsidiaries	(104,312)	(34,223)

Net cash provided by (used in) investing activities	110,930	80,334

Financing activities
Payment of borrowings	—	(50,000)
Dividends paid on preferred stock	(29,761)	—
Dividends paid on common stock	(40,257)	(96,797)
Proceeds from issuance of common stock	(313)	(43)

Net cash used for financing activities	(70,331)	(146,840)

Change in cash and cash equivalents	51,593	(5,998)
Cash and cash equivalents at beginning of year	1,122,056	153,489

Cash and cash equivalents at end of year	$1,173,649	$147,491

Supplemental disclosure:
Interest paid	$9,390	$12,555

Note 16 — Segment Reporting
During the first quarter of 2009, Huntington operated as three distinct lines of business: Regional Banking, Auto Finance and Dealer Services, and Private Financial Group. A fourth segment includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results
The following provides a brief description of the four operating segments of Huntington:
Regional Banking: This segment provides traditional banking products and services to consumer, small business, and commercial customers located in its 11 operating regions within the six states of Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. It provides these services through a banking network of over 600 branches, and over 1,300 ATMs, along with Internet and telephone banking channels. It also provides certain services outside of these six states, including mortgage banking and equipment leasing. Each region is further divided into retail and commercial banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. At March 31, 2009, Retail Banking accounted for 52% and 84% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market and large commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.
Auto Finance and Dealer Services (AFDS): This segment provides a variety of banking products and services to more than 2,200 automotive dealerships within the Company’s primary banking markets. During the first quarter of 2009, AFDS discontinued lending activities in Arizona, Florida, Tennessee, Texas, and Virginia. AFDS finances the purchase of automobiles by customers at the automotive dealerships, finances the dealerships’ new and used vehicle inventories, land, buildings, and other real estate owned by the dealerships, or dealer working capital needs; and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. AFDS’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.
Private Financial Group (PFG): This segment provides products and services designed to meet the needs of higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, insurance, and private banking products and services. PFG also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and risk management products. To serve high net worth customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels.
Treasury / Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets in this segment include investment securities, bank owned life insurance and the loans and OREO properties acquired in the Franklin transaction. Net interest income/(expense) includes the net impact of administering our investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income. Fee income also includes asset revaluations not allocated to other business segments, as well as any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative, merger costs, and other miscellaneous expenses not allocated to other business segments. This segment also includes any difference between the actual effective tax rate of Huntington and the statutory tax rate used to allocate income taxes to the other segments.

Listed below are certain financial results by line of business. For the three months ended March 31, 2009 and 2008, operating earnings were the same as reported earnings.

	Three Months Ended March 31,
Income Statements	Regional			Treasury/	Huntington
(in thousands)	Banking	AFDS	PFG	Other	Consolidated

2009
Net interest income	$359,148	$38,103	$27,891	$(87,637)	$337,505
Provision for credit losses	(236,920)	(45,994)	(10,585)	1,662	(291,837)
Non interest income	153,258	9,914	61,701	14,229	239,102
Non interest expense	(2,813,165)	(29,594)	(87,387)	(39,623)	(2,969,769)
Income taxes	(12,649)	9,650	(4,494)	259,285	251,792

Operating / reported net income	$(2,550,328)	$(17,921)	$(12,874)	$147,916	$(2,433,207)

2008
Net interest income	$343,238	$36,171	$24,876	$(27,461)	$376,824
Provision for credit losses	(69,736)	(17,080)	(1,834)	—	(88,650)
Non interest income	103,901	12,796	64,933	54,122	235,752
Non interest expense	(252,448)	(26,324)	(64,002)	(27,707)	(370,481)
Income taxes	(43,734)	(1,947)	(8,391)	27,695	(26,377)

Operating / reported net income	$81,221	$3,616	$15,582	$26,649	$127,068

	Assets at			Deposits at
	March 31,	December 31,	March 31,	March 31,	December 31,	March 31,
(in millions)	2009	2008	2008	2009	2008	2008

Regional Banking	$33,656	$34,435	$34,721	$33,413	$32,874	$33,100
AFDS	6,175	6,395	6,179	71	67	56
PFG	3,334	3,413	3,048	2,251	1,785	1,543
Treasury / Other	8,537	10,110	12,104	3,335	3,217	3,417

Total	$51,702	$54,353	$56,052	$39,070	$37,943	$38,116

Segment Reporting Subsequent Event
Beginning in the second quarter of 2009, Huntington intends to reorganize its internal reporting structure. The Regional Banking reporting unit, which through March 31, 2009 had been managed geographically, will be managed on a product segment approach. Regional Banking will become divided into Commercial Banking, Retail and Business Banking, and Commercial Real Estate segments. AFDS, PFG and Treasury/Other will remain essentially unchanged. Segments will be restated for the new organizational structure beginning with the 2009 second quarter.